REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors
UMB Scout Funds
Kansas City, Missouri

RE:   UMB Scout Funds
      Form N-17f-2
      File Number 811-09813

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB Scout Funds (including UMB Scout Stock Fund, UMB Scout Growth Fund, UMB Scout Mid Cap Fund, UMB Scout Small Cap Fund, UMB Scout International Fund, UMB Scout International Discovery Fund, UMB Scout Bond Fund, UMB Scout Money Market Fund - Federal Portfolio, UMB Scout Money Market Fund - Prime Portfolio, and UMB Scout Tax-Free Money Market Fund) (the Trust) complied with the requirements of Subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2008. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2008:

     o Confirmation of all securities held by The Depository Trust Company, Federal Reserve Bank of Kansas City, and Citigroup in book entry form;

     o Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledges or transfer agents; and

     o Reconciliation of all such securities to the books and records of the Trust and the custodian.

We believe our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.
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Board of  Directors
UMB Scout Funds
Page 2



In our opinion, management's assertion that the Trust complied with the requirements of Subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2008, with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Directors of UMB Scout Funds and the Securities and Exchange Commission, and is not intended to be, and should not be, used by anyone other than these specified parties.

                                                       BKD, LLP

                                                      /s/ BKD, LLP
                                                      ------------

Houston, Texas
July 17, 2008

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                                                       Washington, D.C. 20549

                                                            FORM N-17f-2

                           Certificate of Accounting of Securities and Similar Investments in the Custody
                                                 of Management Investment Companies

                                              Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
------------------------------------------------------------------------------------------------------------------------------------
1.       Investment Company Act File Number:                                                          Date examination completed:
         811-09813                                                                                    May 31, 2008
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2.       State Identification Number:
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AL       25681,         AK     60038241,       AZ   8465,            AR    60000111,    CA      *                CO   IC2000-18-580
         25683,                60038238,            40607,                 60004611,
         25684,                60038239,            40470,                 60004615,
         25685,                60038240,            40471,                 60004614,
         25686,                60038242,            40472,                 60004612,
         25687,                60038243,            40473,                 60005141,
         25688,                60038244,            40474,                 60008576,
         25689,                60039456,            40475,                 60004613,
         35407                 60057698,            45014,                 60018755,
                               60059672             47603,                 60020406
                                                    47604,
                                                    47605,
                                                    49019
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CT       214195,        DE     8681,           DC   60012563,        FL    *            GA      SC-MF-040734     HI   *
         214191,               8680,                60012558,
         214194,               5513,                60012559,
         214196,               5514,                60012560,
         214193,               8682,                60012565,
         214197,               8683,                60012568,
         1032086,              8684,                60012570,
         1001460,              9071,                60012566,
         1040956,              47516,               60027597,
         1047528               49264                60031420,
                                                    60030021,
                                                    60030022,
                                                    60030023
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ID       48844,         IL     60000033        IN   00-0346IC        IA    I-26193,     KS      87S0001009,      KY   M34790,
         48841,                                                            I-19076,             83S0000725,           60015560,
         48842,                                                            I-26312,             83S0000723,           60016207
         48843,                                                            I-26311,             98S0001427,
         48845,                                                            I-19089,             83S0000724,
         48846,                                                            I-19077,             86S0000282,
         48847,                                                            I-29840,             94S0000015,
         50643,                                                            I-44126,             1999S0001138,
         60173,                                                            I-64026,             200750000355,
         61844                                                             I-67735,             200850000572
                                                                           I-66387,
                                                                           I-66388,
                                                                           I-66389
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LA       116191,         ME    MFN200609,      MD   SM19980021,      MA    04045837,    MI      935635,          MN   R-42778.1
         117384,               MFN207986,           SM19980019,            04045834,            935637,
         120974                MFN207987,           SM19980023,            04045839,            935638,
                               MFN207988,           SM19980022,            04045840,            935639,
                               MFN207989,           SM19980017,            04045841,            935640,
                               MFN208001,           SM19980024,            04045843,            935641,
                               MFN208013,           SM19980018,            04045844,            935642,
                               MFN212712,           SM19990910,            04045842             923555,
                               MFN10013078,         SM20062312,                                 948659,
                               MFN1001728,          SM20072895,                                 951124,
                               MFN10015798,         SM20071573,                                 951125,
                               MFN10015799,         SM20071574,                                 951126
                               MFN10015800          SM20071575
------------------------------------------------------------------------------------------------------------------------------------
MS       60028988,      MO     2000-00609,     MT   28405,           NE    22604,       NV      *                NH   *
         60028993,             Q-MT-1289,           9201,                  11060,
         60028990,             Q-MT-1282,           9203,                  22646,
         60028995,             Q-MT-1290,           9202,                  11062,
         60028992,             Q-MT-1298,           9204,                  11064,
         60028991,             1993-00673,          33721,                 11066,
         60028989,             0002-08313,          28321,                 25994,
         60032950,             2007-02346           41175,                 37937,
         60042315,                                  58150,                 66713,
         60046077,                                  61652,                 70501,
         60044702,                                  60404,                 69175,
         60044703,                                  60405,                 69176,
         60044704                                   60406                  69177
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NJ       MF-0645,       NM     6819,           NY   S 27 53 23,      NC    *            ND      U560,            OH   59621,
         MF-5761               14071,               S 27 53 22,                                 U557,                 60569,
                               14070,               S 28 88 54,                                 U558,                 58418
                               14068,               S 27 53 20,                                 U559,
                               14067,               S 29 52 01,                                 U561,
                               14066,               S 27 53 19,                                 U562,
                               14065,               S 27 53 21,                                 U563,
                               3155,                S 28 75 36,                                 Y342,
                               23838,               S 31 66 37,                                 AV916,
                               27482                S 32 02 39                                  AZ959,
                                                                                                AY435,
                                                                                                AY436,
                                                                                                AY437
------------------------------------------------------------------------------------------------------------------------------------
OK       SE-2166421,    OR     2001-1464,      PA   2000-03-120MF    RI    *            SC      MF 14035,        SD   9889,
         SE-2166417,           2001-1463,                                                       MF 11225,             10195,
         SE-2163069,           2001-1465,                                                       MF 11226,             10198,
         SE-2166415,           2001-1466,                                                       MF 11227,             10199,
         SE-2157609,           2001-1467,                                                       MF 11218,             10196,
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         SE-2166420,           2001-1468,                                                       MF 11219,             10197,
         SE-2166418,           2006-1679,                                                       MF 11220,             10597,
         SE-2161237,           2007-1913                                                        MF 12210,             18921,
         SE-2166416,                                                                            MF 16660,             37784,
         SE-2166419,                                                                            MF 17274              41977,
         SE-2153524,                                                                                                  40423,
         SE-2153525,                                                                                                  40424,
         SE-2153526                                                                                                   40425





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TN       RM07-2491,     TX     C 39434,      UT     006-6364-13,    VT     1/16/98-23,       VA 118050           WA   60019806,
         RM07-3889,            C 39435,             007-0517-76,           1/16/98-21,                                60019819,
         M07-2151              C 39436,             007-0333-68            1/16/98-19,                                60019820,
                               C 39437,                                    1/16/98-18,                                60019821,
                               C 39438,                                    1/16/98-22,                                60019807,
                               C 39439,                                    1/16/98-24,                                60019805,
                               C 42953,                                    1/16/98-25,                                60019803,
                               C 59101,                                    4/23/99-11,                                60023422,
                               C 81352,                                    10/17/06-02,                               60043000,
                               C 85436,                                    11/06/07-27,                               60046878,
                               C 83848,                                    6/19/07-02,                                60045394,
                               C 83849,                                    6/19/07-03,                                60045395,
                               C 83850                                     6/19/07-04                                 60045396
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WV       MF-24145,      WI     341392-03,    WY     21645           PUERTO RICO S-19806,
         MF-24125,             341390-03,                                       S-19806-1,
         MF-24126,             341389-03,                                       S-29875,
         MF-24127,             341388-03,                                       S-31750,
         MF-24121,             341393-03,                                       S-34013
         MF-24122,             341395-03,
         MF-24123,             341394-03,
         MF-34889,             367262-03,
         MF-56705,             508542-03,
         MF-60744,             524319-03
         MF-59314,
         MF-59315,
         MF-59316
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  Other (specify):
          *Indicates Fund is registered in state but state does not issue identification numbers
             Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Stock Fund, Growth Fund,
             Mid Cap Fund, Small Cap Fund, International Fund, International Discovery Fund, Bond Fund, Money Market Funds,
             and Tax-Free Money Market Fund)
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3.   Exact name of investment company as specified in registration statement:
             UMB Scout Funds
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4.   Address of principal executive office: (number, street, city, state, zip code)
             803 West Michigan Street, Suite A, Milwaukee, WI 53233
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INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY
1.   All items must be completed by the investment company.
2.   Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT
3.   Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

                           THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive
Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance
Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

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                    MANAGEMENT STATEMENT REGARDING COMPLIANCE
                         WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of UMB Scout Funds (the Trust), are responsible for complying with the requirements of Subsections (b) and (c) of Rule 17f-2, CUSTODY OF INVESTMENTS BY REGISTERED MANAGEMENT INVESTMENT COMPANIES, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 as of May 31, 2008.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2008, with respect to securities reflected in the investment accounts of the Trust.


UMB Scout Funds



By:    /S/ LARRY SCHMIDT
       ---------------------------------------
       Larry Schmidt, Executive Vice President